Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-249173

Supplementing the Preliminary

Prospectus Supplement dated September 21, 2021

(To Prospectus dated September 30, 2020)

THE J. M. SMUCKER COMPANY

Pricing Term Sheet

Issuer:	The J. M. Smucker Company
Trade Date:	September 21, 2021
Settlement Date:	September 24, 2021 (T+3)
Security Description:	2.125% Notes due 2032	2.750% Notes due 2041

Size:	$500,000,000	$300,000,000
Maturity:	March 15, 2032	September 15, 2041
Coupon:	2.125%	2.750%
Price:	99.543% of face amount	99.970% of face amount
Yield to Maturity:	2.174%	2.752%
Spread to Benchmark Treasury:	85 basis points	95 basis points
Benchmark Treasury:	1.250% due August 15, 2031	1.750% due August 15, 2041
Benchmark Treasury Price and Yield:	99-10; 1.324%	99-04+;1.802%
Interest Payment Dates:	March 15 and September 15, commencing on March 15, 2022	March 15 and September 15, commencing on March 15, 2022
Redemption Provisions:
Make-Whole Call:	At any time prior to December 15, 2031 at a discount rate of Treasury plus 15 basis points	At any time prior to March 15, 2041 at a discount rate of Treasury plus 15 basis points

Par Call:	On or after December 15, 2031	On or after March 15, 2041

CUSIP/ISIN:	832696 AU2 / US832696AU25	832696 AV0 / US832696AV08

Ratings (Moody’s / S&P):*	Baa2 (Stable) / BBB (Stable)

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC BMO Capital Markets Corp. PNC Capital Markets LLC

Senior Co-Managers:	U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Huntington Securities, Inc. Scotia Capital (USA) Inc.

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer expects that delivery of the notes will be made against payment therefor on or about September 24, 2021, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or J.P. Morgan Securities LLC telephone collect at 1-212-834-4533.